SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                           SCHEDULE 13D
                          (Rule 13d-101)

INFORMATION STATEMENT PURSUANT TO RULES 13d-1(a) AND 13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         (Amendment No.___)

                          Atlantica, Inc.
                         (Name of Issuer)

              Common Stock, par value $0.0001 par value
                  (Title of Class of Securities)

                            049143 20 9
                          (CUSIP Number)

                       Leonard W. Burningham, Esq.
                       455 East 500 South, Suite 205,
                 Salt Lake City, UT 84111, (801-363-74ll)

 (Name, Address and Telephone Number of Person Authorized to Receive Notices)

                        November 12, 2002
       (Date of Event which Requires Filing of this Statement)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            (Page 1 of 5 Pages)

     1.  NAME OF REPORTING PERSONS  Leonard W. Burningham
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [ ]
          (b) [ ]

     3.  SEC USE ONLY

     4.  SOURCE OF FUNDS*  AF

     5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)  [ ]

     6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

     NUMBER OF SHARES         7.   SOLE VOTING POWER: 3,908,000
     BENEFICIALLY OWNED       8.   SHARED VOTING POWER: 0
     BY EACH REPORTING PERSON 9.   SOLE DISPOSITIVE POWER: 3,908,000
     WITH                     10.  SHARED DISPOSITIVE POWER: 0

     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,908,000

     12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [ ]

     13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         15.9%.

     14. TYPE OF REPORTING PERSON
         IN
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            (Page 2 of 5 Pages)

     Item 1.  Security and Issuer.

              Title of Securities. Common Stock, par value, $0.0001 per share. Name of Issuer. Atlantica, Inc. ("Atlantica")
              Address of Issuer's Principal Executive Office.
             4685 S. Highland Drive, Suite 202, Salt Lake City, Utah 84117.


     Item 2.  Identity and Background.

         (a) Name of Person Filing. This Schedule 13D is being filed for Leonard W. Burningham.

         (b) Address. Mr. Burningham's address is 455 East 500 South, Suite 205, Salt Lake City, UT 84111

         (c)  Mr. Burningham is currently an attorney in Salt Lake City, Utah.

         (d) During the last five years, Mr. Burningham has not been convicted in any criminal proceeding.

         (e) During the last five years, Mr. Burningham has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)  Citizenship.  Mr. Burningham is a citizen of the United State.

     Item 3.  Source and Amount of Funds or Other Consideration

     On November 12, 2002, the 23,908,000 shares held by Gregory Aurre II, was foreclosed on to satisfy debt in the amount of $80,000, owed to Duane S. Jenson. Mr. Jenson had personally loaned Mr. Aurre the $80,000 which was secured solely by Mr. Aurre's shares of Atlantica. Subsequent to foreclosing on the shares of Mr. Aurre's that were held by Mr. Jenson as security for the loan, Mr. Jenson elected to gift a portion of those shares to his son, Travis T. Jenson as well as to a business associate, Thomas J. Howells, and a long-time friend and legal counsel, Leonard W. Burningham, Esq.

     Item 4.  Purpose of Transaction.

     The purpose of the gifting was a gesture of gratitute at the discretion of Mr. Jenson. Mr. Burningham may, from time to time, make additional purchases of shares of common stock and may dispose of any or all of the shares held by him at any time.

                            (Page 3 of 5 Pages)

     Item 5.  Interest in Securities of the Issuer.

     (a) Amount Beneficially Owned. As of the date hereof Mr. Burningham owned 3,908,000 shares of the issuer's common stock.

          Percent of Class. The shares of common stock held by Mr. Burningham represent approximately 15.9% of the common stock outstanding as of the date hereof.

     (b)  Number of shares as to which such person has:

          Sole power to vote or to direct the vote:  3,908,000
          Shared power to vote or to direct the vote: 0
          Sole power to dispose or to direct the disposition of: 3,908,000 Shared power to dispose or to direct the disposition of: 0

     (c)  N/A

     (d)  N/A

     (e)  N/A

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Mr. Burningham has entered into an agreement with the Company and the Company's Transfer Agent affecting his 3,908,000 shares whereby;

The shares of common stock of the Company represented thereby shall not be publicly sold unless and until: (i) there is a Registration Statement filed with the Commission covering this stock certificate and the shares of common stock represented thereby, which has become effective; or (ii) the Commission provides a "no action" letter which indicates that registration prior to resale of this stock certificate and the shares of common stock represented thereby is not required under Section 5 of the Securities Act as there is an available exemption for the resale of these securities by the undersigned; or
(iii) there is a finding by a United States District Court having original jurisdiction or a state court having concurrent jurisdiction regarding the Securities Act, to the effect that this stock certificate and the shares of common stock represented thereby can be resold by the undersigned or successors without registration under the Securities Act.

Mr. Burningham agrees and does hereby advise Atlantica and TA that they are hereby authorized to place a restriction on the stock certificate referred herein below on its presentation, reflecting the terms and conditions of this Registration Agreement, and that Atlantica and TA shall make appropriate notations in the transfer records maintained for and on behalf of the Company to the effect that the following stock certificate has "stop transfer" instructions until one of the foregoing conditions has been met.


     Item 7.  Material to be Filed as Exhibits.

            N/A

                            (Page 4 of 5 Pages)

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: June 23, 2005

                                     /s/
                                     ---------------------
                                     Leonard W. Burningham

                            (Page 5 of 5 Pages)